800 Nicollet Mall

Minneapolis, MN 55402

June 20, 2012

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20002

RE:	U.S. Bancorp
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 7, 2012
File No. 001-06880

Dear Ms. Ciboroski:

Set forth below are the responses of U.S. Bancorp (the “Company”) to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter, dated June 6, 2012, regarding the above-referenced documents.

The Staff’s comments, indicated in bold, are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 13

Corporate Risk Profile, page 34

Credit Diversification, page 35

1.	We note your response and proposed disclosure to prior comment two from our letter dated May 4, 2012. In order to increase the transparency of your proposed disclosure and given the potentially differing definitions of other market participants, and given that your definition of “sub-prime” is at least based in part on the credit scores obtained from independent agencies at loan origination, please disclose the credit score or ranges of credit scores considered to be “sub-prime.” Similarly, disclose the weighted-average credit score and/or loan-to value considered in your classification of securities as “prime” when an issuer designation is unavailable.

usbank.com

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission

June 20, 2012

The Company will include language similar to the following in future filings to further define how it characterizes “sub-prime” for purposes of information provided in the loan tables on pages 37 and 38 as follows:

“Sub-prime lending portfolios are identified as those loans made to borrowers with a risk of default significantly higher than those approved for prime lending programs, as reflected in credit scores obtained from independent agencies at loan origination, in addition to other credit underwriting criteria. Sub-prime portfolios include only loans originated according to the Company’s underwriting programs specifically designed to serve customers with weakened credit histories. The subprime designation indicators have been and will continue to be subject to re-evaluation over time as borrower characteristics, payment performance and economic conditions change. The sub-prime loans originated during the reporting periods from June 2009 to [June 30, 2012] are with borrowers who met the Company’s program guidelines and have a credit score that generally is at or below a threshold of 650 to 620 depending on the program. Sub-prime loans originated during periods prior to June 2009 were based upon program level guidelines without regard to credit score.”

With respect to classification of securities as “prime”, the Company will revise footnote (b), and add a new footnote (c) in future filings to the unrealized loss table on page 85, as follows:

(b)	“Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads). When the Company determines the designation, prime securities typically have a weighted average credit score of 725 or higher and a loan-to-value of 80% or lower; however, other pool characteristics may result in designations that deviate from these credit score and loan-to-value thresholds.

(c)	Includes all securities not meeting the conditions to be designated as prime.”

Critical Accounting Policies, page 63

Goodwill and Other Intangibles, page 65

2.	We note your response and proposed disclosure to prior comment four from our letter dated May 4, 2012. We note from your response to bullet point two that you allocated approximately 80% of your common equity to reporting units with goodwill. Of the remaining 20%, please tell us the percentage of common equity attributable to your Treasury and Corporate Support operating segment that is calculated based on a Basel II economic capital framework versus the percentage (“remainder”) attributable to excess capital maintained by the Company for each of the last three goodwill impairment test dates. In your response, please also tell us how you are able to conclude that the residual “remainder” of common equity allocated to excess capital does not relate to another reporting unit, or should not be allocated to all of the other reporting units given the stated purpose of it to represent a prudent buffer for stability and resiliency in times of economic stress.

For the 2011 goodwill impairment test, the percentage of common equity attributable to the Treasury and Corporate Support operating segment was 17% based on a Basel II economic capital framework, adjusted to reflect the Basel III (as if fully implemented) capital deductions and requirements the Company expected as of the reporting date (though not reflective of proposals subsequently issued by regulators). The percentage of common equity attributable to the residual “remainder” is approximately 6% of the Company’s total common equity.

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission

June 20, 2012

The Company’s capital allocation methodology has evolved over time as changes have occurred in the regulatory capital environment and the Company has further developed its methodologies and processes for determining the risk-adjusted capital needs of its businesses. For 2010, the percentage of common equity attributable to the residual “remainder” represented approximately 13% of the Company’s total common equity. Under the 2009 capital allocation methodology, approximately 2% of the Company’s total common equity was attributed in the aggregate to the Treasury and Corporate Support operating segment and the residual “remainder”.

The Company believes the capital allocation methodologies it used for each of the last three goodwill impairment test dates were reasonable and appropriate as they reflect risk-adjusted capital needs of the Company’s activities as determined by the processes and methodologies the Company has developed and uses in managing the business.

Form 10Q for the Fiscal Quarter Ended March 31, 2012

Consolidated Statement of Cash Flows, page 35

3.	We note the line item titled “(Gains) Losses on sales of securities and other assets, net” totaling ($1.0) billion and ($149) million for the three months ended March 31, 2012 and 2011, respectively. Please tell us which assets were sold during the quarter ended March 31, 2012 that generated the $1.0 billion in gains. Additionally, to the extent applicable, given the significant percentage of this gain to your net income during the period, expand your disclosures in future filings to discuss the drivers and nature of assets sold.

Almost all of the $1.0 billion adjustment to net income for net gains from asset sales for the three months ended March 31, 2012 relates to the Company’s on-going and customary mortgage banking activities. This line item includes $1,021 million related to mortgage loans and $28 million related to gains on sales of securities and other assets such as foreclosed real estate. The $1,021 million differs from the amount reported in the Statement of Income for mortgage banking revenue largely because it excludes the offsetting effect of related interest rate instruments (forward sale commitments) because the Company does not designate those instruments as accounting hedges. Additionally mortgage banking revenue includes revenues from the Company’s mortgage loan servicing activities. Given the significance of gains related to mortgage loans sold, in future filings the Company will add a separate line to the Consolidated Statement of Cash flows for “(Gains) Losses related to mortgage loans sold” to separate that component.

Notes to Consolidated Financial Statements

Note 2. Investment Securities, page 37

4.	We note your disclosure that you have pledged investment securities carried at $19.2 billion at March 31, 2012 to secure public, private and trust deposits, repurchase agreements, and for other purposes required by law. Your disclosure also states that included in those amounts were securities sold under agreements to repurchase where the buyer/lender has the right to sell or pledge the securities and which were collateralized by investment securities with a carrying amount of $5.6 billion at March 31, 2012. In future filings, please separately disclose in the statement of financial position all securities, loans or other assets where the transferee has the right by contract or custom to re-pledge the collateral separately from other assets no so encumbered, as required by ASC 860-30-45-1.

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission

June 20, 2012

In future filings, the Company will disclose parenthetically in the Statement of Financial Position all assets the Company has pledged where the transferee has the right by contract or custom to re-pledge.

Note 21 – Fair Values of Assets and Liabilities, page 56

5.	We note your disclosure of valuation methodologies used to measure financial instruments classified as Level 3 in fair value hierarchy, including certain securities and derivative financial instruments. Please refer to ASC 820-10-55-105 and revise this disclosure in future filings to provide the following information:

•	A discussion of the group within the reporting entity that determines the entity’s valuation policies and procedures, including a discussion to whom that group reports;

•	The frequency with which you recalibrate, back test or otherwise test to evaluate the appropriateness of your fair value pricing models;

•	Description of the methods you use to develop and substantiate unobservable inputs in your level 3 fair value measurements; and

•	Description of how you evaluate and validate third-party information received and utilized in your fair value measurements.

In future filings, the Company will revise its disclosure to add the following paragraph to the fair value note:

“The Company has processes and controls in place to increase the reliability of estimates it makes in determining fair value measurements. Items quoted on an exchange are verified to the quoted price. Items provided by a third party pricing service are subject to price verification procedures as discussed in more detail in the specific valuation discussions provided in the section that follows. For fair value measurements modeled internally, the Company’s valuation models are subject to the Company’s Model Risk Governance Policy and Program, as maintained by the Company’s credit administration department. The purpose of model validation is to assess the accuracy of the models’ input, processing, and reporting components. All models are required to be independently reviewed and approved prior to being placed in use, and are subject to formal change control procedures. Under the Company’s Model Risk Governance Policy, models are required to be reviewed at least annually to ensure they are operating as intended. Inputs into the models are market observable inputs whenever available. When market observable inputs are not available, the inputs are developed based upon analysis of historical experience and evaluation of other relevant market data. Significant unobservable model inputs are subject to review by senior management in corporate functions, who are independent from the modeling. Significant unobservable model inputs are also compared to actual results, typically on a quarterly basis. Significant level 3 fair value measurements are also subject to corporate-level review and are benchmarked to market transactions or other market data, when available. Additional discussion of processes and controls are provided in the valuation methodologies section that follows.”

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission

June 20, 2012

We will also revise certain other paragraphs in the fair value footnote as follows:

“Investment Securities When quoted market prices for identical securities are available in an active market, these prices are used to determine fair value and these securities are classified within Level 1 of the fair value hierarchy. Level 1 investment securities are predominantly U.S. Treasury securities.

For other securities, quoted market prices may not be readily available for the specific securities. When possible, the Company determines fair value based on market observable information, including quoted market prices for similar securities, inactive transaction prices, and broker quotes. These securities are classified within Level 2 of the fair value hierarchy. Level 2 valuations are generally provided by a third party pricing service. The Company reviews the valuation methodologies utilized by the pricing service and, on a quarterly basis, reviews the security level prices provided by the pricing service against management’s expectation of fair value, based on changes in various benchmarks and market knowledge from recent trading activity. Additionally, each quarter, the Company validates the fair value provided by the pricing services by comparing them to recent observable market trades (where available), broker provided quotes, or other independent secondary pricing sources. Prices obtained from the pricing service are adjusted if they are found to be inconsistent with observable market data. Level 2 investment securities are predominantly agency mortgage-backed securities, certain other asset-backed securities, municipal securities, corporate debt securities, and perpetual preferred securities.

The fair value of securities for which there are no market trades, or where trading is inactive as compared to normal market activity, are classified within Level 3 of the fair value hierarchy. The Company determines the fair value of these securities using a discounted cash flow methodology and incorporating observable market information, where available. These valuations are modeled by a unit within the Company’s treasury department, which is separate from the portfolio management function. The valuations use assumptions regarding housing prices, interest rates and borrower performance. Inputs are refined and updated at least quarterly to reflect market developments and actual performance. The primary valuation drivers of these securities are the prepayment rates, default rates and default severities associated with the underlying collateral, as well as the discount rate used to calculate the present value of the projected cash flows. Level 3 fair values, including the assumptions used, are subject to review by senior management in corporate functions, who are independent from the modeling. The fair value measurements are also compared to fair values provided by third party pricing services, where available. Securities classified within Level 3 include non-agency mortgage-backed securities, non-agency commercial mortgage-backed securities, certain asset-backed securities, certain collateralized debt obligations and collateralized loan obligations, certain corporate debt securities and SIV-related securities.

Mortgage Servicing Rights MSRs are valued using a discounted cash flow methodology and third party prices, if available. Accordingly, MSRs are classified within Level 3. The Company determines fair value by estimating the present value of the asset’s future cash flows using prepayment rates, discount rates, and other assumptions. The MSR valuations, as well as the assumptions used, are developed by the mortgage banking division and are subject to review by senior management in corporate functions, who are independent from the modeling. The MSR valuations and assumptions are validated through comparison to trade information and industry surveys when available, and are also compared to independent third party valuations each quarter. Risks inherent in MSR valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. There is minimal market activity for MSRs, therefore the determination of fair value requires significant management judgment. Refer to Note 5 for further information on MSR valuation assumptions.

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission

June 20, 2012

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The Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you require further clarification of any of the issues raised in this letter, please contact Craig E. Gifford at (612) 303-5238 or by fax at (612) 303-4801.

Sincerely,

U.S. Bancorp

By:	/s/ Craig E. Gifford
Craig E. Gifford
Executive Vice President and Controller

cc:	Richard K. Davis, Chairman, President and Chief Executive Officer
Andrew Cecere, Vice Chairman and Chief Financial Officer
Lee R. Mitau, Executive Vice President and General Counsel